Exhibit 99.3

English language translation of the convening notice published in a Dutch national newspaper.

"Shareholders of Prosensa Holding N.V. are invited to attend the annual general meeting which will be held on June 17, 2014, 14:00 hours at the offices of Prosensa Holding N.V., J.H. Oortweg 21, Leiden, the Netherlands. The record date for the meeting is May 20, 2014. The agenda, the annual accounts and the procedure for attending the meeting are available for inspection at the address mentioned above and at www.prosensa.com."